FOR  IMMEDIATE  RELEASE                Contacts: Brandon Lackey   Steve Moore
December 19, 1996                                Public Relations Investor Rel.
                                                 (713)624-3463    (214)978-2696

           GRAND BANKS ALLIANCE AWARDED MAJOR CONTRACT FOR
                              TERRA NOVA

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) announced today that the Grand Banks Alliance which includes its Brown and Root, Halliburton Energy Services and Landmark Graphics Corporation units have won the competitive tender for the development of the Terra Nova oil field located offshore
Newfoundland in Canada.

     Awarded by Petro-Canada and the Terra Nova partners, the $1.2 billion project includes well construction and reservoir management, an extensive network of sub-sea flowlines and well-head equipment, and the engineering, design, and construction of a floating production and storage vessel (FPSO).

     Brown & Root and its Newfoundland-based joint venture partner ShawMont will provide engineering services and project management. Brown & Root will also work with Canada s largest construction company, PCL Industrial Constructors, to manage the fabrication of the topsides equipment modules.

     Halliburton Energy Services will provide integrated drilling and completion services for the construction of the subsea wells. The company will also provide

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reservoir  management  support to the project.  Halliburton  Energy Services has been operating in Canada since 1929 and has employed Newfoundlanders for over twenty years.

     Landmark Graphics Corporation, a leading supplier of exploration and production information systems and services, will provide information technology and data management services for the project.

     "We are very pleased to be working with the Terra Nova partners on this project," said Dick Cheney, chairman, CEO and president of Halliburton Company. "This represents a major step in our strategy to deploy the combined capabilities of our energy group units to help our customers achieve their goals. Our broad capabilities enable us to provide a level of integration, reservoir and business understanding that we believe can add significant value to the Terra Nova project."

     Located 220 miles southeast of St. Johns, Newfoundland, the Terra Nova field lies in 295-325 ft of water. The target reservoir is 10,500 to 12,000 ft deep with estimated reserves of 400 million recoverable barrels of oil.

     The offshore Newfoundland environment is particularly challenging and requires special technology. Wellheads will be contained in glory holes beneath the mudline to protect them from grounding icebergs. The riser and mooring system will be retractable so the FPSO can be moved quickly.

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     Other  participants  in the Grand Banks Alliance  include FMC  Corporation,
Coflexip Stena Offshore, PCL Industrial Constructors and DORIS ConPro. There will be a strong effort by all the alliance members to maximize the number of Newfoundland and Canadian personnel working on the project.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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